UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
PlayersTV Digital Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> August 3, 2023

Physical address of issuer
5960 Berkshire Ln, Dallas, TX 75225

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,564,104	$0.00
Cash & Cash Equivalents	$1,964,104	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$3,153,763	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$ -589,759	$0.00


April 8, 2025

FORM C-AR

PlayersTV Digital Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by PlayersTV Digital Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://playerstv.com/. (note: this is the website of PlayersTV, a minority owner in and content partner of PlayersTV Digital) no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 8, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PlayersTV Digital Inc. (the "Company") is a Delaware Corporation, formed on August 3, 2023. The Company was formerly known as PlayersTV, Inc..

The Company is located at 5960 Berkshire Ln, Dallas, TX 75225.

The Company's website is https://playerstv.com/. (note: this is the website of PlayersTV, a minority owner in and content partner of PlayersTV Digital).

The information available on or through our website is not a part of this Form C-AR.

The Business

PlayersTV Digital is a sports media company, focused on content distribution and advertising sales across it's multi-layered distribution channels including digital linear television, web publishing, and social media promotion. Revenue will be generated via advertising sales and content syndication.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on building media distribution as well as forming partnerships with major athletes. By investing in our athlete partnerships, which provide the basis for our content as well as the distribution networks for that content, we are establishing the base Ono which we can generate future revenues. Sales, partnerships and technology are where we are investing to enable future monetization. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs

associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately Q4 2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on August 3, 2023. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors

experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Collin Castellaw and Deron Guidry who are Position: Board Member & Co-CEO and Board Member & Co-CEO of the Company. The Company has or intends to enter into employment agreements with Collin Castellaw and Deron Guidry although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Collin Castellaw and Deron Guidry or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from

using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Collin Castellaw and Deron Guidry in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Collin Castellaw and Deron Guidry die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which

are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a

possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, we are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products or services are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the

demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as

much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE (Simple Agreement for Future Equity). Because the Units of Crowd SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth

herein. Upon or shorty after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate- it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities.. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other titan those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been

converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all

creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any ''default" provisions upon which the Purchasers will be able to demand repayment: of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

The Company has the right to conduct multiple "rolling" closings during the Offering.
If the Company meets certain terms and conditions an intermediate closing of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Target Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate closing occurs and later a material change occurs as :he Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investments as it will be deemed to have been completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase Offered Securities at a particular purchase price will be reduced and you may be required to pay a higher price for the Offered Securities you elect to purchase. In addition to the risks listed above, businesses are often subject to risks

not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

PlayersTV Digital is a sports media company, focused on content distribution and advertising sales across it's multi-layered distribution channels including digital linear television, web publishing, and social media promotion. Revenue will be generated via advertising sales and content syndication.

Business Plan

Attached as an exhibit to the Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Collin Castellaw

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Board Member & Co-CEO, Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Players Media Group, Inc., 2021-2023

Education

Washington State University: Bachelor of Fine Arts Lewis-Clark State College: K-12 Teaching Certificates

Name

Deron Guidry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member & Co-CEO, Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Players Media Group, Inc., 2021-2023

Education

Tyler Junior College: Associate of Arts Business The University of Texas at Tyler: 3 Years

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Collin Castellaw

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Board Member & Co-CEO, Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Players Media Group, Inc., 2021-2023

Education

Washington State University: Bachelor of Fine Arts Lewis-Clark State College: K-12 Teaching Certificates

Name

Deron Guidry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member & Co-CEO, Inception-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Players Media Group, Inc., 2021-2023

Education

Tyler Junior College: Associate of Arts Business The University of Texas at Tyler: 3 Years

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	The three co-founders have voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	320,428,754
Voting Rights	No voting rights.
Anti-Dilution Rights	No anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Crowd SAFE.
Name of creditor	Various, crowd funded
Amount outstanding	3,153,763
Interest rate and payment schedule	None.
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	None.
Other material terms	None.

The total amount of outstanding debt of the company is $3,153,763.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	320,428,754	3,204,288	Intermediary Fees, General Marketing, Original Content Production, Content Acquisition, and Licensing, Editorial Website and Tech Buildout, Human Resources-Sales Consultant Retainer, Human Resources-Additional hires, sales, creative/production, marketing, talent management, and editorial, Operations	August 23, 2023	Regulation CF

Ownership

Description of the ownership structure of PlayersTV Digital Inc., a Delaware C-corporation, with 10,000,000 common shares issued: PlayersTV Inc.: Holds 4,900,000 shares, representing a 49% ownership stake in PlayersTV Digital Inc. This makes PlayersTV Inc. a significant, albeit minority, shareholder in the company. Collin Castellaw: Owns 1,700,000 shares, translating to a 17% ownership stake in PlayersTV Digital Inc. Deron Guidry: Owns 1,700,000 shares, corresponding to a 17% ownership interest in the corporation. Anthony Tolliver: Owns 1,700,000 shares, constituting a 17% ownership stake in PlayersTV Digital Inc. Together, these shareholders control 100% of the common shares in PlayersTV Digital Inc., with PlayersTV Inc. holding a significant minority stake, while Collin Castellaw, Deron Guidry, and Anthony Tolliver

each maintain an equal 17% stake. The ownership structure sets the stage for governance and decision-making within the corporation, reflecting the interests and influence of each shareholder in the company's direction and strategy.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
PlayersTV, Inc.	49.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

PlayersTV Digital Inc. is a newly established entity and, as such, has no historical financial results of operations to describe. There are no significant components of revenue or expenses to report, as the company has not yet engaged in any operational activities for any fiscal years. Therefore, no financial statements have been uploaded or will be provided at this time, reflecting the company's current status as a start-up without financial history. Future financial reporting will commence in accordance with applicable accounting and regulatory requirements once the company begins its operations.

For PlayersTV Digital Inc., the management's plan to achieve, maintain, or improve profitability during the 12 months following receipt of the Offering proceeds could be described as follows: 1. Content Development and Syndication: Create and syndicate high-quality, engaging sports content that appeals to avid sports fans. Partner with popular sports personalities, leagues, and other content creators to enhance the content portfolio. 2. Advertising Sales Strategy: Develop a robust advertising sales strategy targeting relevant markets and industries. This includes creating advertising packages, identifying potential advertisers, and offering value-added services to attract advertising revenue. 3. Hiring a World-Class Sales Team: Recruit and onboard an experienced sales team with a proven track record in the media industry. Provide training and support to ensure that the team is well-equipped to drive advertising sales. 4. Launching PlayersTV Digital Editorial Website: Implement the launch of the flagship editorial website, ensuring it is user-friendly, visually appealing, and optimized for search engines. Regularly update the site with fresh, relevant content to drive traffic and ad impressions. 5. Cost Management: Implement prudent cost management practices to control operating expenses, focusing on efficiency and eliminating unnecessary costs. 6. Marketing and Promotion: Invest in targeted marketing and promotional activities to build brand awareness and attract both viewers and advertisers. 7. Strategic Alliances and Partnerships: Explore and establish strategic alliances and partnerships with other media companies, sports entities, and brands to extend reach and enhance revenue opportunities. 8. Performance Monitoring: Implement robust performance monitoring systems to track progress against goals, enabling timely adjustments to strategies and tactics as needed. 9. Compliance and Governance: Ensure adherence to legal and regulatory requirements, maintaining transparency and integrity in all operations. 10. Technology

Integration: Utilize state-of-the-art technology to deliver content across various platforms, ensuring a seamless viewer experience that supports monetization through advertising and potential subscription models. 11. Long-term Planning: While the primary focus is on achieving profitability within 12 months, management will also lay the groundwork for longer-term objectives, including potential diversification, global expansion, and e-commerce integration. In summary, PlayersTV Digital Inc.'s management intends to pursue a multipronged approach, centered on content excellence, advertising sales, strategic hiring, technological innovation, and cost efficiency, to drive revenue and move toward profitability in the coming months. While ambitious, these steps are aligned with the company's business model and planned operations within the sports media landscape.

Liquidity and Capital Resources

On August 23, 2023 the Company conducted an offering pursuant to Regulation CF and raised $3,204,288.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Operations Enhancement: - Content Development: The proceeds will enable the company to invest in content creation, curation, and syndication, including collaboration with sports personalities, leagues, and other media entities. - Sales and Marketing: Funding will support the recruitment of a world-class sales team and the implementation of marketing strategies to build brand awareness and attract advertisers. - Technology Integration: Proceeds will allow the company to invest in technology to facilitate content distribution across digital linear television, web publication, and social media platforms, ensuring a seamless user experience. - Website Launch: The launch of the flagship PlayersTV Digital editorial website will be supported by the funds, which will cover development, hosting, and ongoing maintenance costs. 2. Liquidity improvement - Working Capital: The proceeds will provide necessary working capital to cover daily operating expenses, such as salaries, rent, utilities, and administrative costs, ensuring smooth business operations. - Financial Flexibility: Having additional liquidity will give the company financial flexibility to respond to opportunities and challenges in the dynamic sports media industry. This includes pursuing new partnerships, expanding into new markets, or making strategic acquisitions. - Debt Management: If applicable, the funds could be used to manage or pay down existing debt, improving the company's overall financial position and creditworthiness. - Risk Mitigation: Enhanced liquidity serves as a financial cushion, allowing the company to navigate unexpected challenges, economic uncertainties, or fluctuations in revenue streams. 3. Potential Long-term Impact: - Strategic Growth: By reinvesting the proceeds into core business areas, the company can foster long-term growth, potentially exploring diversification, global expansion, and other strategic initiatives. In summary, the proceeds of the Offering will play a critical role in PlayersTV Digital Inc.'s early stages, supporting !key operational aspects and providing liquidity to ensure financial stability. By investing wisely in content, technology, talent, and marketing, and maintaining prudent financial management, the company aims to build a strong foundation to realize its vision in the sports media landscape.

Capital Expenditures and Other Obligations

There is a content transfer agreement between PlayersTV Digital Inc. and it's minority shareholder PlayersTV Inc. and stipulates a licensing arrangement where PlayersTV Inc. allows PlayersTV Digital Inc. to access and utilize specific content, including Content Contracts, Distribution Agreements, and Founding Athlete Content Hours. The agreement does not imply a

change in ownership but rather provides PlayersTV Digital Inc. with the rights to use the aforementioned content for its operations on an as-needed basis. Additionally, the agreement includes provisions for trademark use and mandates a nominal license fee of $1 per year from PlayersTV Digital Inc. to PlayersTV Inc. The arrangement enables PlayersTV Digital Inc. to leverage these resources while maintaining PlayersTV Inc.'s rights and interests.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Collin Castellaw
(Signature)

Collin Castellaw
(Name)

Board Member & Co-CEO, Inception- Present
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Collin Castellaw
(Signature)

Collin Castellaw
(Name)

Board Member & Co-CEO, Inception- Present
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Collin Castellaw, being the founder of PlayersTV Digital Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/Collin Castellaw
(Signature)

Collin Castellaw
(Name)

Board Member & Co-CEO, Inception- Present
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

PLAYERSTV DIGITAL, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 3, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

PLAYERSTV DIGITAL, INC.

DECEMBER 31, 2023

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com   Cypress, Texas

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
PlayersTV Digital, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of PlayersTV Digital, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2023 and for the period from August 3, 2023 (inception) through December 31, 2023, and the related statements of operations, stockholders' equity, and cash flows for the period from August 3, 2023 (inception) through December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PlayersTV Digital, Inc. as of December 31, 2023 and for the period from August 3, 2023 (inception) through December 31, 2023, and the results of its operations and its cash flows for the period from August 3, 2023 (inception) through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PlayersTV Digital, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not yet commenced operations, has a net capital deficiency, and therefore a substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PlayersTV Digital, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

1

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PlayersTV Digital, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PlayersTV Digital, Inc 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Barton CPA PLLC

Cypress, Texas
March 10, 2025

PLAYERSTV DIGITAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2023

ASSETS

Current assets		
Cash and cash equivalents	$	1,964,104
Prepaid expenses- related party		600,000
Total current assets		2,564,104
Total Assets	$	2,564,104

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities		
Due to related party	$	-
Total current liabilities		-
Crowd SAFE financing capital		3,153,763
Total liabilities		3,153,763
Stockholders' deficit		
Common stock, $0.00001 per value, 10,000,000 authorized, 10,000,000 shares issued and outstanding		100
Accumulated deficit		(589,759)
Total Stockholders' Deficit		(589,659)
Total liabilities and stockholders' equity	$	2,564,104

See accompanying notes to financial statements.

PLAYERSTV DIGITAL, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM AUGUST 3, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

Revenue	$	-
Operating cost and expenses		
Shared service expense		400,000
Cost of raising Crowd SAFE financing capital		199,767
Organizational cost		4,499
Bank fees and service charges		180
Total operating expenses		604,446
Net loss from operations	$	(604,446)
Other operating income		
Expense payment waived by related party		(4,499)
Dividends received		(10,188)
Net Loss	$	(589,759)

See accompanying notes to financial statements.

PLAYERSTV DIGITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM AUGUST 3, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Deficit
Balance at August 3, 2023 (inception)	-	$ -	$ -	$ -	$ -
Contributions	10,000,000	100			100
Net loss	-	-	-	(589,759)	(589,759)
Balance at December 31, 2023	10,000,000	$ 100	$ -	$ (589,759)	$ (589,659)

See accompanying notes to financial statements.

5

PLAYERSTV DIGITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM AUGUST 3, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

	2023
Cash flows from operating activities	
Net loss	$ (589,759)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating asset and liability:	
Decrease in due to related party	4,499
Expense payment waived by related party	(4,499)
Increase in prepaid expenses	(600,000)
Net cash used in operating activities	(1,189,759)
Cash flows from financing activities	
Contributions	100
Crowd SAFE financing	3,153,763
Net cash provided by financing activities	3,153,863
Change in cash during the period	1,964,104
Cash, beginning of period	-
Cash, end of period	$ 1,964,104

See accompanying notes to financial statements.

NOTE 1:   Nature of operations and going concern

Nature of the business

PlayersTV Digital, Inc. (the "Company") was formed in the State of Delaware on August 3, 2023 (Inception). The Company's business model focuses on sports content distribution and advertising sales across digital linear television, web publication and social media. The Company's registered office address is at 1007 North Orange St., 4th Floor, Wilmington City, New Castle 19801.

Going concern and management's plan

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits as of December 31, 2023. The Company is in its early stage of operations is in the process of securing the necessary capital resources through investing and financing activities to achieve long-term sustainability.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and uncertainties

The Company is sensitive to general business and economic conditions, not to mention the intrinsic uncertainties brought by social media. The Company has carefully considered potential risks and uncertainties that could affect their ability to continue as a going concern which includes market competition, consumer trends, technological advancements, regulatory compliance, and economic conditions. These could affect the Company's financial condition and operation.

NOTE 2:   Summary of significant accounting policies

Basis of presentation:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2:   Summary of significant accounting policies (continued)

Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

Fair value of financial instruments (continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of all financial instruments approximated their fair values.

NOTE 2:   Summary of significant accounting policies (continued)

Crowd SAFE Financing Agreements

The Company evaluated under ASC 815-40 the proper accounting for its Crowd SAFE purchased amounts received to determine whether the instruments should be classified as equity vs liability. An equity-linked financial instrument can be classified in equity only if it (i) is indexed to the company's own stock and (ii) meets all the other conditions for equity classification. If an equity-linked financial instrument either is not indexed to the company's own stock or does not meet the other conditions for equity classification, it is classified as an asset or a liability. An equity-linked financial instrument's classification on the balance sheet will effect how returns on the instrument are reflected in the company's income statement. Returns on asset and liability classified instruments are reflected in net income because they are subsequently measured at fair value, with changes in fair value reported in earnings, whereas returns on equity-classified instruments are generally reflected in equity, without affecting net income. In determining the classification of an instrument, the general principle is that if net cash settlement could be required for any event that is not within the company's control, the contract should be classified as an asset or a liability rather than equity. Based on the Company's evaluation of the Crown SAFE agreements and the application of ASC 815-40, it concluded that the instruments should be classified as a liability and recorded at fair value with subsequent changes in fair value included in the statement of operations.

Revenue recognition

The Company plans to recognize revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

No revenue has been earned or recognized as of December 31, 2023.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the

NOTE 2:   Summary of significant accounting policies (continued)

Income taxes (continued)

temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess' its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent accounting pronouncements

The Company has reviewed all recently issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncements to have an impact on its results of operations or financial position.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Related party transactions

On April 5, 2024, the company entered into a shared services agreement with Players TV, Inc, a stockholder owning 49% of the issued common stocks, where the Company agrees to pay Players TV, Inc a one item licensing fee in the amount of $705,000 for the licenses incorporated into the Licensing Agreement. The Company agrees to reimburse Players TV for all expenses and out-of-pocket costs incurred by Players TV and their subsidiaries in connection with agreed upon direct operating expenses. In connection with this agreement, the Company, also agreed to pay a monthly shared service fee in the amount of up to $100,000 for the resources and overhead support. This fee is retroactive to September 1, 2023, the date that Players TV began providing shared services. For the six-month period starting October 5, 2024, the parties will review the amount of resources and support actually required during the prior six -month period (with any adjustments the parties mutually establish), to determine the monthly service fees for the following six-month period. For each twelve-month period starting on April 5, 2025, and thereafter, the parties will review the amount of resources and support actually required during the prior twelve-month period (with any adjustments the parties mutually establish), to determine the monthly service fees for the following twelve-month period.

For the period ended December 31, 2023, the Company incurred and paid shared services expense of $400,000 and has a prepaid balance of $600,000 at December 31, 2023.

NOTE 5:   Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Based on based on ASC 740, deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company classify interest and penalties arising from the underpayment of income taxes in the statement of operations under operating expenses. As of December 31, 2023, we had no accrued interest or penalties related to uncertain tax positions. The tax year 2023 federal return remains open to examination.

Net deferred tax assets consist of the following components as of December 31, 2023:

Deferred tax assets:	
Net operating loss carryover	$ 123,849
Valuation allowance	(123,849)
Net deferred tax asset	$ -

At December 31, 2023, the Company had net operating loss carry-forwards of approximately $590,000 that may be offset against future taxable income. No tax benefit has been reported in the December 31, 2023 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

NOTE 6:   Crowd SAFE Financing

On August 22, 2023, the Company issued a Series 2023 Crowdfunding Simple Agreement of Future Equity ("Crowd SAFE") to numerous investors where it granted to investors the right to certain shares of the Company's Capital Stock with a valuation cap of $25,000,000, subject to the terms set forth in the Crowd SAFE agreements. The Company raised a total purchase amount of $3,153,763 as of December 31, 2023, which is classified as liability, at fair value, on the accompanying balance sheet. The cost of raising capital of $199,717 has been expensed in the current year. The Company determined that the total purchase amount received represents the fair value of the financial instrument as of the year ended December 31, 2023.

The Crowd SAFE agreements outline four different events that could result in shares being issued to the investors, cash settlements, or termination of an investor's Crowd SAFE agreement. If there is an Equity Financing event, the Company at its discretion may continue the Crowd SAFE agreements or issue CF Shadow Series of Preferred Stock based on the terms in the Crowd SAFE agreements. If there is a Liquidating Event, the investor has the option to receive a cash payment equal to the Purchase Amount or to receive from the Company Common Stock based on the terms of the Crowd SAFE agreement. If there is a Dissolution Event, investors may be distributed the Company's entire assets legally available for distribution in the priority outlined in the Crowd SAFE agreements. An investor Crowd SAFE agreement would terminate if one of the events noted above occurred.

NOTE 7:   Stockholders' equity

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $.00001. As of December 31, 2023, 10,000,000 shares had been issued.

On August 8, 2023, the Company has entered into a contract agreement with PlayersTV Inc., a stockholder owning 49% of the issued common stocks. The agreement allows the Company to use PlayersTV Inc.'s content contracts, distribution agreements, founding athlete content hours and specific trademarks. It provides a framework for co-operation while preserving the ownership and control of PlayersTV Inc. over its licensed materials. The annual nominal license fee of $1, along with detailed terms and conditions, ensures a transparent and mutually beneficial partnership. The company has yet to commence operations related to this agreement.

On August 8, 2023, a Common Stock Purchase Agreement is made by and between the Company and the following purchasers for the consideration and number of shares purchased noted below:

	Shares	Amount
Collin Castellaw	1,700,000	$ 17.00
Deron Guidry	1,700,000	17.00
Anthony Tolliver	1,700,000	17.00
PlayersTV Inc.	4,900,000	49.00
	10,000,000	$ 100.00

NOTE 8:   Subsequent events

The Company has evaluated subsequent events through March 10, 2025 the date these financial statements were available to be issued.

On January 31, 2024, the company entered into a $500,000 loan agreement with Super Bowl Soulful Celebration, Inc ("SBSC"). SBSC has a sanction agreement with National Football League ("NFL") and for 25 years has produced annual inspirational entertainment program under that sanction. SBSC requested the loan to complete production of the 2024 Event. The loan amount plus $25,000, in lieu of interest, was due on February 26, 2024. A late fee shall be charged of 10% for each ten days period following the due date of payment. The total loan amount was made available to SBSC on February 2, 2024 and repaid as follows:

	Amount
February 23, 2024	$ 200,000
March 14, 2024	162,500
April 17, 2024	100,000
May 7, 2024	62,500
	$ 525,000

For the period from January 1, 2024 through February 2024, the Company subsequently raised and received Series 2023 Crowd SAFE purchase amounts totaling $50,525.

On April 5, 2024, the Company entered into a shared services agreement with a related party (see Note 4).